UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 22, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CONTRACT MANUFACTURING AGREEMENT TAKES PER.C6(R) INTO CANADA

LEIDEN, THE NETHERLANDS, DECEMBER 22, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a PER.C6(R) contract manufacturing license agreement with the Saskatchewan Research Council (SRC(R)) of Saskatoon, Canada.

The agreement allows SRC(R) to sell services to PER.C6(R) licensees and not-for-profit organisations, for the manufacture of gene therapy products and vaccine products, using PER.C6(R). This agreement also grants SRC(R) a research license in order to expand its expertise in the use of PER.C6(R) technology with a focus on veterinary and human vaccines.

Under the terms of the agreement, SRC(R) will pay an initial license fee together with annual maintenance fees and royalties. Further financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT SRC(R)

The Saskatchewan Research Council (SRC(R)) is a Treasury Board Crown Corporation in the Province of Saskatchewan, Canada. SRC(R) conducts contract research and development in the areas of Agriculture & Biotechnology, Energy, Environment, Mining & Minerals and Manufacturing. SRC(R) provides Smart Science Solutions(R) for its clients and customers in Canada and around the world. Its state-of-the-art Fermentation Pilot Plant and Bioprocessing Laboratory focus on the development of new products, process optimization, product yield improvements and GLP-compliant production to meet the diverse needs of its clients. Its BioSafety Level 2 Pilot Plant supports bacterial, fungal, algal and mammalian cell culture fermentations to 300L with a variety of down-stream processing options. A cell culture cGMP - BSL3 suite is under development. For more information, please visit www.src.sk.ca.

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY

Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

Saskatchewan Research Council
Gerry Brown

Vice-President, Agriculture & Biotechnology Division
Tel. 306 933 8136
browng@src.sk.ca

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    December 22, 2005                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer